Midland States Bancorp, Inc.

April 22, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Midland States Bancorp, Inc. Request for Acceleration of Effectiveness of Registration Statement on Form S-3 File No. 333-264370

Ladies and Gentlemen:

Midland States Bancorp, Inc. hereby requests that the above-referenced Registration Statement on Form S-3 be declared effective under the Securities Act of 1933, as amended, at 10:00 a.m., Eastern Time, or as soon as practicable thereafter, on Tuesday, April 26, 2022.

The staff should feel free to contact Bill Fay of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-7470 with any questions or comments.

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Sincerely,

Midland States Bancorp, Inc.

By:	/s/ Douglas J. Tucker
Douglas J. Tucker
Senior Vice President and Corporate Counsel